EXHIBIT 3.14
CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF FORMATION
OF
MILAGRO PROPERTIES, LLC
     Pursuant to Section 18-202 of the Delaware Limited Liability Company Act (the “Act”), Milagro Properties, LLC, a Delaware limited liability company which filed its original Certificate of Formation with the Secretary of State of the State of Delaware on October 17, 2007, hereby adopts the following Certificate of Amendment to its existing Certificate of Formation:
ARTICLE ONE
     The name of the Limited Liability Company is: Milagro Properties, LLC.
ARTICLE TWO
     Article I of the existing Certificate of Formation is amended to read in full as follows:
“ARTICLE I
Name
     The name of the company is Milagro Producing, LLC (the “Company”).”
ARTICLE THREE
     The foregoing amendment to the existing Certificate of Formation was approved and adopted by the sole member of the Company on October 29, 2007.

By:	/s/ Richard W. Piacenti
Richard W. Piacenti, Sole Member